345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

September 17, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Alexandra Barone
Larry Spirgel
Robert Littlepage
Claire DeLabar

Re:	Trident Acquisitions Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed August 12, 2021 File No. 333-257734

Dear Mr. Spirgel:

On behalf of Trident Acquisitions Corp. (the “Company”), we are hereby responding to the letter, dated August 23, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-257734 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Form S-4/A filed August 12, 2021

Summary

Interests of Certain Persons in the Business Combination, page 5

1.	We note your response to prior comment 7. Please explain how these cash contributions present a conflict of interest to TDAC’s directors and officers.

Response: The Company has revised the disclosure on pages 5 and 93 of the Amended Registration Statement in accordance with the Staff’s comment.

2.	Please clarify exactly how the TDAC board considered the TDAC directors and officers' conflicts of interests in negotiating and recommending the Business Combination.

Response: The Company has revised the disclosure on pages 5 and 93 of the Amended Registration Statement in accordance with the Staff’s comment.

Proposal No. 1 - The Business Combination Proposal

Background of the Merger, page 80

3.	We note your response to prior comment 13. Please revise to disclose the trust funds remaining after each extension. Also, please expand your disclosure to include the consideration, if any, the TDAC board gave to the fact that TDAC would not meet the Nasdaq listing requirement to consummate a business combination within 36 months of the effectiveness of its IPO registration statement.

Response: The Company has revised the disclosure on pages 83 and 86 of the Amended Registration Statement in accordance with the Staff’s comment.

Certain Lottery.com Projected Financial Information, page 86

4.	We note your response to prior comment 16. Consider also including this explanatory footnote in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Response: The Company has revised the disclosure on page 175 of the Amended Registration Statement in accordance with the Staff’s comment.

Lottery.com Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 150

5.	We note your response to prior comment 19. Please disclose the financial metrics in the filing.

Response: The Company has revised the disclosure on page 153 of the Amended Registration Statement in accordance with the Staff’s comment.

Financial Statements - AutoLotto, Inc., page F-51

6.	Please file an updated consent from the independent accountants of AutoLotto, Inc. in the next amendment.

Response: The Company has filed the updated consent of Armanino LLP, independent accountants of AutoLotto, as exhibit 23.1 to the Amended Registration Statement in accordance with the Staff’s comment.

Note 4. Intangible Assets, net, page F-60

7.

We note in the disclosure on page F-61 that you issued a convertible note in the amount of $12,500,000 for the right to acquire assets of a third party.  Please expand the disclosure to explain in detail how you determined that this right constitutes an intangible asset prior to the acquisition of the asset, how you would evaluate impairment of such an intangible asset and the terms of the agreement, such as the date the agreement expires and any other material terms.  Please supplementally explain to us the reason you believe that this should be recorded as an asset rather than expensed.

Response: The Company has revised the disclosure on page F-64 of the Amended Registration Statement in accordance with the Staff’s comment to further clarify that AutoLotto issued the convertible note specifically for the non-exclusive license agreement. The non-exclusive license has future economic value to AutoLotto and has been recorded as an asset instead of an expense. Furthermore, since the non-exclusive license is for software, we recorded it as an intangible asset. In assessing the impairment of this asset, AutoLotto would consider the impairment indicators described in Note 2 on page F-59.

Note 5. Notes Payable and Convertible Debt, page F-62

8.

We note that the parties executed an amendment that updated the maturity date of Series B Notes to December 21, 2021. Please expand the disclosure to include the date that the amendment was executed.  Please revise the disclosure on page 158 accordingly.

Response: The Company has revised the disclosure on pages 160, F-67 and F-88 of the Amended Registration Statement in accordance with the Staff’s comment.

Note 11. Related Party Transactions, page F-67

9.

We note in the revised disclosure that you will benefit from any positive net income of Master Goblin in that your reimbursement obligation will be reduced in the event of Master Goblin experiences positive net income.  Please tell us how you considered the guidance in ASC 810-10-15 regarding whether your relationship with Master Goblin constitutes a VIE, as it appears that you may be the primary beneficiary of the operations of Master Goblin.

Response: The Company respectfully advises that AutoLotto has considered the relevant guidance and has determined that it is not the primary beneficiary of the operations of Master Goblin. AutoLotto currently has a services agreement with Master Goblin (the “Services Agreement”), which is wholly owned by Ryan Dickinson, an officer of AutoLotto. This agreement does not provide AutoLotto with a controlling financial interest in Master Goblin based on the criteria identified in ASC 810-10-25-38A and related paragraphs. Specifically, AutoLotto evaluates whether it has both (i) an obligation to absorb losses or receive benefits from Master Goblin that could potentially be significant to Master Goblin (the “losses / benefits criterion”) and (ii) the power to direct the activities of Master Goblin that most significantly affect Master Goblin’s economic performance based on an evaluation of the characteristics of its variable interests and other involvement with Master Goblin (the “power criterion”). The identification of the activities that most significantly impact Master Goblin’s economic performance, as well as the party that control those activities, inherently requires judgement and assumptions.

Pursuant to the Service Agreement, Master Goblin is authorized and approved by AutoLotto to incur up to $100,000 in initial expenses per location for the commencement of operations at each location, including, without limitation, tenant improvements, furniture, inventory, fixtures and equipment, security and lease deposits, and licensing and filing fees. Similarly, pursuant to the terms of the Services Agreement, AutoLotto has agreed to reimburse Master Goblin for certain monthly expenses up to a cap of $5,000 per location for actually incurred lease expenses. To the extent Master Goblin has a positive net income in any month, exclusive of the sale of lottery games, the amount of the reimbursed expenses is reduced commensurately and any remaining excess net income is for the benefit of the owners of Master Goblin, and such net income reduces or eliminates such reimbursable expenses. AutoLotto is not required to absorb any losses or receive any benefits from Master Goblin that could be potentially significant to Master Goblin. As such, AutoLotto determined that it did not satisfy the losses/benefits criterion.

AutoLotto has no control over the management of Master Goblin, its business operations or distribution channels. As such, AutoLotto does not have the power to direct the activities that are most significant to the economic success of Master Goblin and so it does not satisfy the power criterion.

Because AutoLotto’s arrangement with Master Goblin did not meet either the losses/benefits criterion or the power criterion, it determined that it was not the primary beneficiary of Master Goblin.

Note 13. Subsequent Events, page F-95

10.

We note that in February 2021 you terminated an agreement with Playsino, Inc. and incurred a settlement cost satisfied by the issuance of Series B notes.  Based on the statement of operations for the three months ended March 31, 2021, it does not appear that you expensed this settlement cost during the period.  Please revise to expense this cost or expand the disclosure to clearly explain the basis for not recording an expense in the period the agreement was terminated.

Response: The Company respectfully advises that on February 15, 2021, AutoLotto terminated an agreement with Playsino Inc. (“Playsino”) to pursue a business combination with Trident. The terminated agreement had a surviving non-exclusive license agreement, in connection with which AutoLotto issued Series B notes to Playsino amounting to $12.45 million. As the payment was specifically in exchange for the surviving non-exclusive license agreement, AutoLotto accounted for the transaction as an intangible asset under ASC 350 “Intangibles - Goodwill and Other”. It is treated as an asset and not as expense because AutoLotto will continue to utilize and benefit from the non-exclusive license over the 5 year term of the agreement. The Company has revised the disclosure on pages F-64 and F-98 of the Amended Registration Statement to clarify this position.

Exhibits

11.

We note the form of preliminary proxy card filed as Exhibit 99.1. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: The Company has filed the preliminary proxy card as Annex D to the Amended Registration Statement in accordance with the Staff’s comment.

_________________________________________________________

Please do not hesitate to contact David J, Levine at (212) 407-4923 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Elliott M. Smith, Esq. at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Vadim Komissarov

Trident Acquisitions Corp.

Tony DiMatteo

AutoLotto, Inc.

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